Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,				Three Months Ended March 31, 2012
	2008	2009	2010	2011
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$328,023	$224,705	$307,219	$408,669	92,422
Add: Fixed charges	57,792	74,750	97,991	110,946	29,704
Amortization of interest capitalized	641	715	729	739	186
Distributed income of equity investees	5,200	4,558	4,853	5,598	2,518
Less: Interest capitalized	(4,803)	(3,510)	(2,943)	(3,174)	(864)
Total earnings	$386,853	$301,218	$407,849	$522,778	$123,966

FIXED CHARGES:
Interest expense	$51,961	$69,847	$93,436	$105,695	28,259
Interest capitalized	4,803	3,510	2,943	3,174	864
Debt amortization expense	767	1,112	1,401	1,831	519
Rent expense representative of interest factor	261	281	211	246	62
Total fixed charges	$57,792	$74,750	$97,991	$110,946	$29,704
Ratio of earnings to fixed charges	6.7	4.0	4.2	4.7	4.2

*    Excludes income from equity investments.